China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

August 7, 2008

By EDGAR Transmission and by Hand Delivery

James Allegretto
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

China Marketing Media Holdings, Inc.
Amendment No. 4 to Form 10 filed February 26, 2008
File No. 0-51806

We hereby submit the responses of China Marketing Media Holdings, Inc. ("CMKM" or the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter, dated March 5, 2008, providing the Staff’s comments with respect to the above referenced registration statement on Form 10 (the "Registration Statement").

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

Balance Sheet, page F-22

1.

You have a significant amount of fixed assets. However, your property, plant and equipment disclosure on page F-28 does not meet the requirements of paragraph 5 of APBO no. 12. Please revise.

Company Response: Per Staff’s comments, we have included the disclosure of our property, plant and equipment in accordance with the requirements of paragraph 5 of APBO no. 12 under the note of "Summary of Significant Accounting Policies - Property, Plant and Equipment" of our consolidated financial statements for the years ended December 31, 2007 and 2006 and our unaudited consolidated financial statements for the period ended March 31, 2008.

2.

You indicate on page F-22 that you have an investment that is accounted for on the equity method, but we are unable to locate any disclosure surrounding such investment. Please note the disclosure requirements of paragraph 20 to APBO no. 18.

Company Response: Per Staff’s comments, we have included a description of how the investment is accounted for on the equity method under the note of "Summary of Significant Accounting Policies - Investment (equity method)" of our consolidated financial statements for the years ended December 31, 2007 and 2006 and our unaudited consolidated financial statements for the period ended March 31, 2008.

Note 9. Operation and Management Rights Agreement

3.

As previously requested in comment 5 of our letter dated January 18, 2008, please provide an overview of the mechanics of the above agreement such that we are able to understand how you are entitled to the revenues and expenses of CMO. In this regard, a plain English description of the business of CMO as well as the Agreement would help us understand the transaction. To the extent there are similar arrangements with other public reporting companies, please direct us to such filings and the related accounting. We may have further comment upon review of your response.

Company Response: As we disclosed in the Form 10, our magazines were originally published by Sale and Marketing Publishing House ("CMO"). On October 23, 2003, our PRC subsidiary Shenzhen Media Investment Co., Ltd. ("Shenzhen Media") entered into a ten year operation and management right agreement with CMO (the "Agreement"), pursuant to which from November 1, 2003 to October 31, 2013, we have leased the operations of CMO and thereby obtained the right to market the magazines, sell the magazines and advertising space, provide strategic planning for the magazines, and hire and train the professional staff of CMO.

We are unable to acquire equity ownership of CMO as a result of restrictions under Chinese laws that prohibit foreign persons from engaging in certain publishing activities in China. CMO is an affiliate of the Administration of Press and Publication of Henan Provincial Government and was established under the laws of China. Because of its ownership of the national publishing codes of China Marketing and China Business & Trade, CMO is the owner of these two magazines. Although our Chief Executive Officer, Yingsheng Li, and other members of our executive team are also executive officers and/or directors of CMO, CMO is not our subsidiary. Instead, we were able to lease the operating assets of CMO and thereby effectively gain substantially all of the economic benefit of ownership of CMO through entry into the Agreement. Through the Agreement we also have obtained a right to oversee the operation and strategic planning of advertising, publishing, and staff training for the above two magazines.

We leased the operations of CMO for the term of the Agreement in consideration of the payment to CMO of RMB 10,109,300 (approximately $1,220,930). The lease payment will be held by CMO as a deposit until termination of the Agreement, at which time the payment may be retained by CMO. During the term of the Agreement, CMO retains the ownership of all of its assets, including the magazines, and, as required by Chinese laws, editorial control of the content of the magazines. Although we do not own the assets of CMO and cannot exercise editorial control over the magazines, we, as a lessee, control and manage the leased assets and have the risk of loss if any leased assets are lost or damaged during the term of the Agreement. For instance, because our customers (mainly magazine distributing agencies) have a right to return the magazines, we assume the risks and rewards of ownership of the product and all returned magazines will be booked to losses to us. Under the Agreement, we have the following rights, among others, to control and manage the leased operations of CMO:

(1)

The right to participate in and approve all strategic decision-making, including contracting with external parties in aspects of investment, joint venture, cooperation and contracting. Accordingly, we have the ability to determine the price at which we sell CMO magazines and advertising spaces in the magazines.

(2)

The right to oversee and manage the daily operation of CMO. Such right includes, among others, right to publish, print and sell the current CMO magazines as well as any related advertising, and conduct our other operations.

(3)

The right to hire new employees, including a general manager and the chief financial officer, who will be in charge of the operation and management of the business of CMO.

As a result, we are entitled to receive all revenues generated from all operations of CMO, which currently consist of selling the magazines and their advertising space. We will pay to CMO, or will pay on CMO’s behalf, all of the operating costs relating to the publishing of the magazines, including cost of goods sold, income taxes, employee (including CMO editorial department staff) salaries and other general and administrative expenses.

Only through this operating lease type arrangement, could we derive the economic benefits and incur the economic burdens that we would otherwise have as the owner of CMO or the owner of CMO’s assets while still complying with Chinese law. We are not aware of any similar agreement filed by a public company operating in the PRC.

Note 12. Income Taxes Expense

4.

It appears you are subject to income taxes in the PRC. Please provide the disclosure required by paragraphs 43-49 of SFAS no. 109, as applicable. If you believe you are exempt from such disclosure please explain in detail. If you believe you have complied with such disclosure, please advise how and where such information has been provided in the financial statements. We may have further comment.

Company Response: Per Staff’s comments, we have provided the disclosure required by paragraphs 43-49 of SFAS no. 109 with respect to the PRC income tax policy under the note of "Income Taxes Expense" of our consolidated financial statements for the years ended December 31, 2007 and 2006 and our unaudited consolidated financial statements for the period ended March 31, 2008.

Form 10-Q

5.

Assuming your Form 10SB filed on February 14, 2006 became effective by operation of law, if appears your filing history is not complete as we are unable to locate financial statements for the quarter ended March 31, 2006. Please review the financial statements included in your previous filings and ensure all required quarterly and annual audited financial statements have been filed as of the date your original 10SB became effective. Please also ensure such results are accompanied by managements’ discussions and analysis of such results.

Company Response: We have filed the Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2006 with the Commission on August 5, 2008, which includes, among others, the managements’ discussion and analysis of our operating results during that fiscal period.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-59251090 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Marketing Media Holdings, Inc.

By: /s/ Yingsheng Li
Yingsheng Li
Chief Executive Officer